Exhibit 99.1

For Immediate Release

West Fraser Reduces Lumber Capacity

VANCOUVER, B.C., November 6, 2025 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will permanently close both its Augusta, Georgia and 100 Mile House, British Columbia lumber mills by the end of 2025 following an orderly wind-down. Today’s decision is the result of timber supply challenges and soft lumber markets.

The 100 Mile House lumber mill is no longer able to reliably access an adequate volume of economically viable timber. Challenging softwood lumber demand, higher duties and additional tariffs have compounded this situation. The mill closure will impact approximately 165 employees at the site and reduce West Fraser’s capacity by 160 million board feet.

The closure of the Augusta lumber mill is a result of challenging lumber demand, and the loss of economically viable residual outlets, which combined has compromised the mill’s long-term viability. The closure will impact approximately 130 employees at the site and reduce West Fraser’s capacity by 140 million board feet.

West Fraser expects to mitigate the impact on affected employees by providing work opportunities at other company operations, where available.

West Fraser is also announcing that the 2024 indefinite curtailment of its lumber mills in Huttig, Arkansas and Lake Butler, Florida will now be permanent, and the mills will be dismantled and the sites sold. The Company also confirms its replacement Henderson, Texas mill has commenced start up and the adjacent mill has ceased operations.

The closure of these mills better positions West Fraser to compete in this challenging environment. The Company expects to record restructuring and impairment charges in the fourth quarter of 2025 associated with this announcement and the factors outlined herein.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the Company’s permanent closure of its Augusta, 100 Mile House, Huttig (previously announced indefinite curtailment), and Lake Butler (previously announced indefinite curtailment) lumber mills and anticipated timing of wind-down and/or dismantling, expected reduction of lumber capacity, anticipated restructuring and impairment charge in the fourth quarter of 2025 as well as related workforce impact and our ability to mitigate the impact on affected employees and better position West Fraser to compete in this challenging environment. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our assessment of lack of adequate volume of economically viable timber supply, the continued challenging lumber demand and price fluctuations, near and long-term impacts and uncertainties of U.S. administration tariffs and other policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition and results of operations, loss of economically viable residual outlets, and uncertainty and risks associated with future restructuring and impairment charges, including factors that influence recoverability of capital assets and goodwill. Readers should also refer to the risk factors and uncertainties set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2024, each dated February 12, 2025, as updated in our management’s discussion and analysis quarterly reports filed from time to time, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com